

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 JUL 21 AM 7:21



82-51

CORPORATE - SECRETARIAL - FACSIMILE

03024704

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	July 18, 2003 Time: 9:00 a.m. MDT
Number of Pages (including Cover)	2

SUPPL

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"TransCanada Second Quarter 2003 Teleconference and Web Cast Advisory"

dlw 7/21

Disposition of Original:

Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\FAX_TSE_NYSE_SEC.DOC


TransCanada
In business to deliver

NewsRelease

TransCanada Second Quarter 2003 Teleconference and Web Cast Advisory

9:00 a.m. (Mountain)/ 11:00 a.m. (Eastern)

CALGARY, Alberta – July 18, 2003 – (TSX: TRP) (NYSE: TRP) - TransCanada Corporation will release its second quarter 2003 financial results in the morning of Friday, July 25, 2003.

Analysts, members of the media and other interested parties are invited to participate in a teleconference and audio Web cast July 25, 2003 at 9 a.m. (Mountain) / 11:00 a.m. (Eastern) to discuss the second quarter 2003 financial results, general developments and issues concerning the company. Note: This time is four hours earlier than TransCanada's regularly scheduled quarterly results conference calls.

To participate, please call 1-800-273-9672 or 416-695-5806 (Toronto area). Please dial in 10 minutes prior to the start of the call. No passcode is required. A live audio Web cast of the teleconference will also be available on TransCanada's Web site (www.transcanada.com).

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, August 1, 2003. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 1444059. The Web cast will be archived and available for replay.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

– 30 –

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8687
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
USAGE T	00'52
PGS.	2
RESULT	OK